Exhibit 99.13	Paris, February 8, 2016

TOTAL

2, place Jean Millier

Paris La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle Desmet

Tel.: + 33 (0) 1 47 44 37 76

Victoria Chanial

Tel.: + 33 (0) 1 47 44 35 86

Laetitia Maccioni

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya Mazalova

Tel.: + 33 (0) 1 47 44 57 00

Paul Naveau

Tel.: + 33 (0) 1 41 35 22 44

Anthea Pitt

Tel.: + 44 207 719 7924

Damien Steffan

Tel.: + 33 (0) 1 41 35 32 24

Quentin Vivant

Tel.: + 33 (0) 1 41 35 37 44

Anastasia Zhivulina

Tel.: + 44 207 719 7921

TOTAL S.A.

Share Capital €6 135 008 980

Registered in Nanterre:

RCS 542 051 180

total.com

Philippe Baptiste Appointed Senior Vice President,

Scientific Development at Total

Philippe Baptiste has been appointed Senior Vice President, Scientific Development at Total, effective February 1, 2016.

Philippe Baptiste began his career at the French National Center for Scientific Research (CNRS) in 1999. He then joined IBM’s research team in New York, where he stayed from 2000 to 2001, and lectured at Ecole Polytechnique in France, from 2002 until 2011.

Mr. Baptiste became director of the LIX computer science laboratory (CNRS/Ecole Polytechnique) in 2008 and was appointed director of the CNRS Institute for Information Sciences and Technology in 2010.

In 2013, he became head of research and innovation strategy at the French Ministry of Research and Higher Education, and in June 2014 he was appointed Chief Research Officer at the CNRS.

Mr. Baptiste has published a number of books and several hundred papers and articles, of which 40 have appeared in international journals. He has led many R&D projects with software developers and industry-leading manufacturers.

Mr. Baptiste was born in 1972 and holds a degree in civil engineering from Ecole des Mines de Nancy, as well as a doctorate in computer science from Université de Technologie de Compiègne.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. Total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.